SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 3)(1)

                        Sunstone Hotel Investors, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  867933 10 3
------------------------------------------------------------------------------
                                (CUSIP Number)

                               Jonathan H. Paul
                    Westbrook Real Estate Partners, L.L.C.
                             599 Lexington Avenue
                              New York, NY 10022
                                (212) 849-8800

                                with a copy to:

                             Patrick K. Fox, Esq.
                    Westbrook Real Estate Partners, L.L.C.
                            13155 Noel Road - LB54
                                  Suite 2300
                               Dallas, TX 75240
                                (972) 934-0100
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 30, 1999
                 -------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              AMENDMENT NO. 3 TO

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          This Amendment No. 3 amends the Schedule 13D filed on October 24, 1997, as amended (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Sunstone Hotel Investors, Inc., a Maryland corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby supplemented as follows:

          The Special Committee of the Board of Directors of the Issuer has requested additional time so that it may continue to review and evaluate SHP Acquisition's proposal to acquire all of the Issuer Common Stock contained in the Proposal Letter dated April 5, 1999. By letter dated April 30, 1999 from SHP Acquisition to the Board of Directors of the Issuer (attached hereto as Exhibit 14), SHP Acquisition has extended the proposal until 5:00 p.m., California time, on May 5, 1999.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is supplemented by adding the following exhibit thereto:

          14.  Letter dated April 30, 1999.


                              Page 2 of 9 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1999

                                  WESTBROOK REAL ESTATE PARTNERS, L.L.C.

                                  By: /s/ Jonathan H. Paul
                                      -------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                                  WESTBROOK REAL ESTATE PARTNERS
                                  MANAGEMENT I, L.L.C.

                                  By: Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                  By: /s/ Jonathan H. Paul
                                      -------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                                  WESTBROOK REAL ESTATE FUND I, L.P.

                                  By: Westbrook Real Estate Partners
                                      Management I, L.L.C., its
                                      General Partner

                                  By: Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                  By: /s/ Jonathan H. Paul
                                      ---------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                              Page 3 of 9 Pages

                                  WESTBROOK REAL ESTATE
                                  CO-INVESTMENT PARTNERSHIP I, L.P.

                                  By: Westbrook Real Estate Partners
                                      Management I, L.L.C.,
                                      its General Partner

                                  By: Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                  By: /s/ Jonathan H. Paul
                                      --------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                                  WESTBROOK REAL ESTATE PARTNERS
                                  MANAGEMENT III, L.L.C.

                                  By: Westbrook Real Estate Partners, L.L.C.,
                                      its sole   member

                                  By: /s/ Jonathan H. Paul
                                      --------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                                  WESTBROOK REAL ESTATE FUND III, L.P.

                                  By: Westbrook Real Estate Partners
                                      Management III, L.L.C.,
                                      its General Partner

                                  By: Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                  By: /s/ Jonathan H. Paul
                                      ---------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                              Page 4 of 9 Pages

                                  WESTBROOK REAL ESTATE
                                  CO-INVESTMENT PARTNERSHIP III, L.P.

                                  By: Westbrook Real Estate Partners
                                      Management III, L.L.C.,
                                      its General Partner

                                  By: Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                  By: /s/ Jonathan H. Paul
                                      ------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                                  WESTBROOK FUND III ACQUISITIONS, L.L.C.

                                  By: /s/ Jonathan H. Paul
                                      ------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Vice President


                                  SHP ACQUISITION, L.L.C.

                                  By: /s/ Jonathan H. Paul
                                      --------------------------------
                                      Name:  Jonathan H. Paul
                                      Title: Manager

                                  By: /s/ Jonathan H. Puul
                                      --------------------------------
                                      Name:  Robert A. Alter
                                      Title: Manager


                                  GREGORY J. HARTMAN

                                  /s/ Jonathan H. Paul
                                  -------------------------------------
                                  By:  Jonathan H. Paul, Attorney-in-Fact


                                  PAUL D. KAZILIONIS

                                  /s/ Jonathan H. Paul
                                  --------------------------------------
                                  By:  Jonathan H. Paul, Attorney-in-Fact


                              Page 5 of 9 Pages

                                  JONATHAN H. PAUL

                                  /s/ Jonathan H. Paul
                                  --------------------------------------

                                  WILLIAM H. WALTON III

                                  /s/ Jonathan H. Paul
                                  --------------------------------------
                                  By:  Jonathan H. Paul, Attorney-in-Fact


                              Page 6 of 9 Pages


                               INDEX TO EXHIBITS



   Exhibit Number         Description of Exhibits
   --------------         -----------------------
          14.             Letter dated April 30, 1999.



                              Page 7 of 9 Pages